

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2013

Via E-mail
Gerardo Grajales
Chief Financial Officer
Avianca Holdings S.A.
Avenida Calle 26 #59-15
Bogotá, Republic of Colombia

  Re: **Avianca Holdings S.A.**
     Registration Statement on Form F-1
     Filed September 19, 2013
     File No. 333-191258

Dear Mr. Grajales:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the disclosure on the prospectus cover page that you "will" apply to list the ADSs on the New York Stock Exchange. When available, please update this disclosure.

Inside Cover Page Graphics

2. Please confirm that you will include a legible map indicating your routes in the next amendment.

Summary, page 1

Our Strengths, page 2

3. We note your response to our prior comment 6 and the statement that "non-compliance with these ratios does not constitute an event of default under the Local Bonds." Please revise this section to disclose any instances of material non-compliance with the financial ratios under the Local Bonds, or advise.

Risk Factors, page 19

Our existing debt and lease financing arrangements contain restrictive covenants, page 23

4. We note your response to our prior comment 7. Please revise the second sentence of this risk factor heading, as it tends to mitigate the risk presented.

5. Please disclose the compliance status of the covenants for the loans discussed herein as of the latest date available.

Use of Proceeds, page 53

6. In a future amendment with the included price range, please clarify that the estimated net proceeds is calculated by using the midpoint of the price range set forth on the prospectus cover page.

Ratio of Earnings to Fixed Charges and Preferred Share Dividends, page 59

7. We not your response to our prior comment 11. Your dividend policy pursuant to your "social pact" and as adopted by your shareholders is to pay a minimum dividend equal to at least 15% of distributable profits. Your "social pact" states and you also disclose that holders of the preferred shares are entitled to receive a minimum dividend to be paid preferentially ("minimum preferential dividend") over holders of common shares, so long as dividends have been declared. You further disclose in note 23 of the notes to the annual consolidated financial statements that preferred stock has the right to receive an annual dividend amounting to 1% of the par value per share subject to authorization of the board of directors based on the amount of distributable profits. We note that preferred dividends were proposed and paid for each of the last two fiscal years. Although you may not have a legal requirement to pay dividends on preferential shares, your policy, intention, and past practice appear to indicate that the payment of dividends is expected. The purpose of pro forma information is to adjust historical amounts for material events not fully reflected in the historical amounts. In this regard, it stands to reason that had the preferred shares associated with this offering been issued and outstanding, the dividends on such would have impacted the calculation of the ratio. Accordingly, we believe presenting the ratio of earnings to combined fixed charges and

preferred dividend requirements on a pro forma basis to reflect the effect, if material, of the issuance of the preferred shares in this offering is meaningful to investors. Please advise and revise as appropriate.

Capitalization, page 63

8. Please present amounts adjusted to include debt incurred and expected to be incurred after June 30, 2013 through the date of the filing.

Unaudited Pro Forma Consolidated Financial Information, page 70

9. We note your response to our prior comment 1. It appears that your current disclosure includes the impact on results and per share for new debt and operating leases that incurred only through June 30, 2013. Please further expand the pro forma information to include the impact on results and per share for new debt and operating leases incurred and expected to be incurred after June 30, 2013 and the date of the filing.

Management's discussion and Analysis, page 76

Results of Operations for the Six Months Ended June 30, 2012 and 2013, page 83

Interest expense, interest income, derivative instruments and foreign exchange, page 87

Interest expense, page 87

10. You state that the average interest rate for the first half of 2013 decreased to 4.58% from 4.57% for the first half of 2012. Please verify the accuracy of this statement.

Trend Information, page 107

11. You disclose elsewhere that the collective bargaining agreement with the Colombian Association of Civil Aviators, which covers approximately half of your pilots in Colombia, expired in March 2013. You also disclose that in connection with this, the pilots in this union, as well as our other Colombian pilots, decided to cease cooperating with certain of your cost-saving and time-saving operating practices. Please discuss here the (i) cost and time saving practices not being followed, (ii) consequential impact of this to your results that you have experienced as of the latest practicable date and (iii) expected impacts and their estimated effect on your results going forward. If you are unable to quantify the actual and estimated impacts, please explain why.

Liquidity and Capital Resources, page 99

Cash Flows provided by Operating Activities, page 99

12. Please further expand your disclosure for the six months comparative analysis to quantify each factor indicated as the reason for the variance in cash flows between the periods so that investors may understand the relative magnitude of each. For example, you cite factors such as increased passenger revenues, decreased fuel prices, increased LifeMiles, increase in operating expenses and increase in provisions without quantifying any of these.

13. Your discussion should address the drivers underlying each factor cited and how they directly affected cash. For example, explain how (i) an increase in provisions contributes to increased operating cash, (ii) an increase in accounts receivable contributes to decreased operating cash and (iii) a decrease in deposits contributes to increased operating cash. Please refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

14. Please ensure that the factors cited substantially explain the net change in cash from operations between the comparative periods. In this regard, clarify for us how the factors cited substantially address the net change for the six months analysis and between the 12 months ended 2012 and 2011.

Interim Condensed Consolidated Statement of Financial Position, page F-82

15. Please explain to us the reason for the increase in accounts receivable at June 30, 2013 of $319,648 from $202,962 at December 31, 2012 (57.5% increase).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        David L. Williams
        Simpson Thacher & Bartlett LLP